February 12, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Jennifer Riegel Jeffrey P. Riedler

Re:
BioZone Pharmaceuticals, Inc.
Amendment No. 7 to Registration Statement on Form S-1
Filed February 8, 2013
File No. 333-176951

Form 10-K for the Fiscal Year Ended December 31, 2011
Filed April 16, 2012
File No. 333-146182

Form 10-Q for the Quarterly Period Ended September 30, 2012
Filed November 14, 2012
File No. 333-146182

Ladies and Gentlemen:

As requested by the Staff (the “Staff”), BioZone Pharmaceuticals, Inc. (the “Company”) submits the following responses to the discussions relating to the Company’s Registration Statement on Form S-1, as amended (the “Registration Statement”) raised on the teleconference call held on February 8, 2013.

General

1.	Please provide a schedule of the “as reported” and “adjusted” financial information impacted by the revisions included in the Amendment No. 7 to the Registration Statement (the “Amendment”).

Response:

The Company provides the requested information on Schedule A, attached hereto.

2.	Please provide an explanation for the period over period changes to the Company’s issued and outstanding shares.

Response:

The adjustment to the Statements of Stockholders’ Deficiency contained in the Amendment reflects a revised presentation of the number of shares outstanding of the BioZone Labs Group, the accounting acquiror in the reverse merger. The adjustment treats the 21,000,000 shares issued to the accounting acquiror upon the reverse merger as outstanding since inception in lieu of the BioZone Labs Group’s actual shares outstanding.  As the BioZone Labs Group did not issue any shares during any of the periods presented in the Statements of Stockholders’ Deficiency contained in the Amendment, all of the 21,000,000 shares are shown as outstanding as of December 31, 2009, the earliest period presented. The outstanding shares of BioZone Pharmaceuticals, Inc., the legal acquiror, are presented in a separate line item as of the date of the merger.

The 21 million shares were the only shares of the accounting acquiror outstanding prior to the merger, which occurred on June 30, 2011.  Additional shares are presented in the periods following the merger to reflect additional transactions that occurred during those periods.  The following explanations are provided to clarify the changes to the issued and outstanding shares reflected in Schedule A:

•	The increase in the issued and outstanding shares between 3/31/2011 and 6/30/2011 represents the 32,081,395 shares issued in connection with the merger.

•
The decrease in the issued and outstanding shares between 9/30/2011 and 12/31/2011 as originally reported is a result of the cancellation of 13,948,000 shares held by prior owners of International Surf Resorts Inc., the legal acquiror (prior to name change), the cancellation of 500,000 shares previously issued to a consultant to the Company and the issuance of 2,085,856 shares in connection with financing activities.

3.	Please provide a clear analysis and conclusion discussing the “materiality” of the revisions included in the Amendment.

Response:

The Amendment contains a revised presentation of the number of shares shown as outstanding as of December 31, 2009 through December 1, 2011 in the Statements of Changes in Shareholders’ Deficiency. Specifically, we reduced the number of shares outstanding as of December 31, 2009, the first date of the Statements, from 44,749,999 to 21,000,000 to accurately reflect the number of shares issued to the owners of the BioZone Labs Group, the accounting acquiror.  Also, we revised the Statements of Changes in Shareholders’ Deficiency to present adjusted par value and APIC dollar amounts of the common stock outstanding based on the revised number of shares outstanding as of December 31, 2009.

The Amendment contains a revised presentation of Net Loss per Common Share contained in the Statements of Operations to reflect the revised number of common shares shown as outstanding as of December 31, 2009. Importantly, the dollar amount of the overall net loss remains correct as originally presented.

The revisions in the Statements of Changes in Shareholders’ Deficiency do not change the overall net loss reported by the Company or any of the financial statements filed as part of the Amendment other than the Statements of Operations. The impact of the revisions to the Statements of Operations is limited to the dollar amounts shown as “Net loss per common share” and the number of shares shown as “Basic and diluted weighted average common shares outstanding”. The change in “Basic and diluted weighted average common shares outstanding” is a change in presentation, which should not affect the judgment of a reasonable person relying upon such Statements.

Schedule A shows the change in Net loss per common share for each period presented. In no period is the change in Net loss per common share greater than 0.04. In some periods, Net loss per common share has changed by more than 5% as compared to the Net loss per common share as originally reported. However, as is indicated in SEC Staff Accounting Bulletin No 99, the 5% "rule of thumb" is but an initial step in assessing materiality.

We analyzed the qualitative considerations enumerated in SEC Staff Accounting Bulletin No 99 and believe that none of the considerations contain therein that may render material quantitatively small misstatements of a financial statement item apply. We believe that the qualitative considerations should determine the basis for materiality in the case of the misstatement of the Company’s loss per common share notwithstanding the change of more than 5% because the amount of the Company’s overall loss is unchanged.

Our analysis of the qualitative considerations is presented below.

•	whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

The misstatement arises from a change in presentation of common stock outstanding, an item capable of precise measurement, rather than any estimate performed by the Company.

•	whether the misstatement masks a change in earnings or other trends

The misstatement results in an understatement of Net loss per common share in the periods presented as shown on Schedule A attached hereto. However, the misstatement does not impact overall net loss and does not mask the trend of continued losses from operations.

•	whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise

The Company’s stock is closely held and thinly traded and no analysts write any published or unpublished research on the Company.

•	whether the misstatement changes a loss into income or vice versa

The misstatement does not change a loss into income or vice versa

•	whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability

The misstatement concerns the enterprise as a whole, which reports its operations under a single segment. However, it does not impact the overall results of the Company’s operations.

•	whether the misstatement affects the registrant's compliance with regulatory requirements

The Company is not subject to any regulatory requirements for which income or loss per common share is relevant.

•	whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements

The Company has no loan covenants that are impacted by the amount of income or loss per common share.

•	whether the misstatement has the effect of increasing management's compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

Management compensation is not tied to income or loss per common share

•	whether the misstatement involves concealment of an unlawful transaction.

The misstatement does not involve concealment of an unlawful transaction.

We have determined, after a full analysis of all relevant qualitative and quantitative considerations that the changes in Net loss per common share are immaterial to the financial statements taken as a whole. In our opinion, there is little likelihood that a reasonable person would consider these changes important and that the judgment of a reasonable person relying upon the reports would have been changed or influenced by the presentation of the correction of this item. Accordingly, we do not believe a restatement of the financial statements is required.

Furthermore, the Company believes that, consistent with the Exchange Act, it is unnecessary to incur the costs of amending any prior filings to adjust for this immaterial adjustment.

***

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at 201-608-5101 if you have any questions or comments.  Thank you.

Very truly yours,

 /s/ Elliot Maza
 Elliot Maza

Cc: Harvey Kesner, Esq.
       Sichenzia Ross Friedman Ference LLP

Schedule A

Biozone Pharmaceuticals, Inc.
Reflection of Adjusted Shares for previously filed financial statements

Historical Statements of Operations
	Three months ended March 31, 2011	Three months ended June 30, 2011	Six months ended June 30, 2011	Three months ended September 30, 2011	Nine months ended September 30, 2011	Year ended December 31, 2011	Three months ended June 30, 2010	Six months ended June 30, 2010	Three months ended September 30, 2010	Nine months ended September 30, 2010

Net income (loss)	(13,295)	(568,402)	(1,111,609)	(2,499,703)	(3,611,312)	(5,457,310)	58,961	138,762	256,850	394,916

Net loss per common share - originally reported	(0.00)	(0.01)	(0.03)	(0.04)	(0.07)	(0.11)	0.00	0.00	0.01	0.01

Basic and diluted weighted average common shares outstanding - originally reported	44,749,999	41,388,416	39,543,208	67,492,714	49,112,016	50,443,025	37,698,000	37,698,000	37,698,000	37,698,000

Net loss per common share - amended	(0.00)	(0.03)	(0.05)	(0.05)	(0.11)	(0.14)	0.00	0.01	0.01	0.02

Basic and diluted weighted average common shares outstanding - amended	21,000,000	21,000,000	21,000,000	53,082,757	31,967,449	37,638,469	21,000,000	21,000,000	21,000,000	21,000,000

Historical Balance Sheets	12/31/2010	3/31/2010	6/30/2010	9/30/2010	3/31/2011	6/30/2011	9/30/2011	12/31/2011

Historical Balance Sheet shares outstanding	37,698,000	37,698,000	37,698,000	37,698,000	37,698,000	67,029,396	67,543,310	55,181,165

Adjusted Balance Sheet shares outstanding	21,000,000	21,000,000	21,000,000	21,000,000	21,000,000	53,081,395	53,095,309	55,181,165